UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 1, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rubicon Technology, Inc.

File No. 1-33834 - CF#28414

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Rubicon Technology, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit 10.1 to a Form 10-Q filed on May 9, 2012, as amended, as modified by the same contract re-filed with fewer redactions as Exhibit 10.1 to a Form 8-K/A filed on July 6, 2012.

Based on representations by Rubicon Technology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1 to Form 10-Q filed May 9, 2012 through December 31, 2017
Exhibit 10.1 to Form 8-K/A filed July 6, 2012 through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel